Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Income available to common stockholders	$2,092,492	$6,004,077
Weighted average shares outstanding	4,974,913	4,974,581
Basic earnings per share	$0.42	$1.21
Income for diluted earnings per share	$2,092,492	$6,004,077
Total weighted average common shares and equivalents outstanding for diluted computation	4,988,785	4,996,089
Diluted earnings per share	$0.42	$1.20